                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549

                             _____________________

                                 SCHEDULE 13G
                                (Rule 13d-102)

            INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            (Amendment No. _______)


                             Cambridge Heart, Inc.
                             ---------------------
                               (Name of Issuer)

                    Common Stock, par value $.001 per share
                    ---------------------------------------
                        (Title of Class of Securities)

                                   131910101
                                (CUSIP Number)

-----------------------                                  ---------------------
  CUSIP NO. 131910101                   13G                PAGE 2 OF 7 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. Or I.R.S. Identification Number of Above Persons

      Marlene Krauss
      SS# ###-##-####
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [x]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      United States of America

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            483,538 shares of Common Stock

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          149,674 shares of Common Stock (consists of 35,384
     OWNED BY             shares of Common Stock held by KBL Healthcare, Inc.,
                          54,290 shares of Common Stock issuable to KBL
                          Healthcare, Inc. within 60 days of December 31, 1996
                          upon the exercise of warrants, and 60,000 shares of
                          Common Stock held by the Berk Krauss Foundation)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             483,538 shares of Common Stock

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          149,674 shares of Common Stock (consists of 35,384 shares of Common Stock held by KBL Healthcare, Inc., 54,290 shares of Common Stock issuable to KBL Healthcare, Inc. within 60 days of December 31, 1996 upon the exercise of warrants, and 60,000 shares of Common Stock held by the Berk Krauss Foundation)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
     926,796 shares of Common Stock (consists of 483,538 shares of Common Stock held by Ms. Krauss, 177,300 shares of Common Stock held by Zachary C. Berk, 35,384 shares of Common Stock held by KBL Healthcare, Inc., 54,290 shares of Common Stock issuable to KBL Healthcare, Inc. within 60 days of December 31, 1996 upon the exercise of warrants, 60,000 shares of Common Stock held by the Berk Krauss Foundation, and 116,284 shares of Common Stock held in trust for the benefit of the children of Ms. Krauss and Mr. Berk)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
      Not Applicable

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11
      9.1%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      IN

------------------------------------------------------------------------------

                     *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 131910101                                               Page 3 of 7

                                 SCHEDULE 13G

Item 1(a).  Name of Issuer:
--------------------------

Cambridge Heart, Inc.


Item 1(b).  Address of Issuer's Principal Executive Offices:
------------------------------------------------------------

One Oak Park Drive
Bedford, MA 01730


Item 2(a).  Name of Person Filing:
----------------------------------

Marlene Krauss


Item 2(b).  Address of Principal Business Office or, if none, Residence:
------------------------------------------------------------------------

KBL Healthcare, Inc.
645 Madison Avenue
New York, NY 10022

Item 2(c).  Citizenship:
------------------------

United States of America


Item 2(d).  Title of Class of Securities:
-----------------------------------------

Common Stock, par value $.001 per share

CUSIP No. 131910101                                                Page 4 of 7

Item 2(e).  CUSIP Number:
-------------------------

131910101

Item 3:
-------

Not Applicable


Item 4.  Ownership:
-------------------

     (a) Amount Beneficially Owned:

          926,796 shares of Common Stock (consists of 483,538 shares of Common Stock held by Ms. Krauss, 177,300 shares of Common Stock held by Zachary C. Berk, 35,384 shares of Common Stock held by KBL Healthcare, Inc., 54,290 shares of Common Stock issuable to KBL Healthcare, Inc. within 60 days of December 31, 1996 upon the exercise of warrants, 60,000 shares of Common Stock held by the Berk Krauss Foundation, and 116,284 shares of Common Stock held in trust for the benefit of the children of Ms. Krauss and Mr. Berk)

     (b) Percent of Class:

          9.1%

     (c) Number of shares as to which such person has:

          (i)    sole power to vote or to direct the vote:

                 483,538 shares of Common Stock

          (ii)   shared power to vote or to direct the vote:

                 149,674 shares of Common Stock (consists of 35,384 shares of Common Stock held by KBL Healthcare, Inc., 54,290 shares of Common Stock issuable to KBL Healthcare, Inc. within 60 days of December 31, 1996 upon the exercise of warrants, and 60,000 shares of Common Stock held by the Berk Krauss Foundation)

          (iii)  sole power to dispose or to direct the disposition of:

                 483,538 shares of Common Stock

CUSIP No. 131910101                                                Page 5 of 7

          (iv)   shared power to dispose or to direct the disposition of:

                 149,674 shares of Common Stock (consists of 35,384 shares of Common Stock held by KBL Healthcare, Inc., 54,290 shares of Common Stock issuable to KBL Healthcare, Inc. within 60 days of December 31, 1996 upon the exercise of warrants, and 60,000 shares of Common Stock held by the Berk Krauss Foundation)

Item 5.  Ownership of Five Percent or Less of a Class:
------------------------------------------------------

Not Applicable


Item 6.  Ownership of More Than Five Percent on Behalf of Another Person:
-------------------------------------------------------------------------

Not Applicable


Item 7.  Identification and Classification of the Subsidiary Which Acquired the

Security Being Reported on by the Parent Holding Company:
--------------------------------------------------------------------------------
Not Applicable


Item 8.  Identification and Classification of Members of the Group:
------------------------------------------------------------------

Not Applicable


Item 9.  Notice of Dissolution of Group:
----------------------------------------

Not Applicable


Item 10.  Certification:
------------------------

Not Applicable

CUSIP No. 131910101                                               Page 6 of 7



                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                         February 13, 1997
                                         -----------------
                                         Date


                                         /s/ Marlene Krauss
                                         ------------------
                                         Marlene Krauss

CUSIP No. 131910101                                               Page 7 of 7


                            Exhibit to Schedule 13G


This is to confirm that Marlene Krauss, Zachary C. Berk, the Berk Krauss Foundation, KBL Healthcare, Inc., Eileen Caulfield Schwab, as trustee, U/A dtd 12/22/92 F/B/O Juliana Berk Krauss trust, Eileen Caulfield Schwab, as trustee, U/A dtd 12/22/92 F/B/O Samara Rachel Berk trust, Eileen Caulfield Schwab, as trustee, U/A dtd 12/22/92 F/B/O Louis Joeseph Berk trust, Eileen Caulfield Schwab, as trustee, U/A dtd 12/22/92 F/B/O Elijah William Berk trust have all agreed to file this Schedule with respect to their ownership and/or control, as of the date of the Schedule 13G to which this Exhibit is attached, of 926,796 shares of Common Stock of Cambridge Heart, Inc., with the Securities and Exchange Commission.


/s/ Marlene Krauss                      /s/ Zachary C. Berk
--------------------------------        -----------------------------
Marlene Krauss                          Zachary C. Berk


BERK KRAUSS FOUNDATION                  KBL HEALTHCARE, INC.


By:/s/ Marlene Krauss                   By:/s/ Marlene Krauss
   -----------------------------           --------------------------
    Marlene Krauss                         Marlene Krauss

By:/s/ Zachary C. Berk
   -----------------------------
    Zachary C. Berk

By:/s/ Eileen Caulfield Schwab
   -----------------------------
    Eileen Caulfield Schwab


/s/ Eileen Caulfield Schwab             /s/ Eileen Caulfield Schwab
-----------------------------           -----------------------------
Eileen Caulfield Schwab,                Eileen Caulfield Schwab,
as trustee, U/A/ dtd 12/22/92 F/B/O        as trustee, U/A/ dtd 12/22/92 F/B/O
Juliana Berk Krauss trust               Louis Joeseph Berk trust


/s/ Eileen Caulfield Schwab             /s/ Eileen Caulfield Schwab
-----------------------------           -----------------------------
Eileen Caulfield Schwab,                Eileen Caulfield Schwab,
as trustee, U/A/ dtd 12/22/92 F/B/O        as trustee, U/A/ dtd 12/22/92 F/B/O
Samara Rachel Berk trust                Elijah William Berk trust